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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        For the three and six months ended June 30, 2015 and 2014, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Earnings:
Income before taxes	$88,591	$101,260	$170,577	$203,134
Fixed charges	71,533	70,687	146,245	133,832

Total earnings	$160,124	$171,947	$316,822	$336,966

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$71,512	$70,669	$146,206	$133,797
Estimate of the interest component of rental expense	21	18	39	35

Total fixed charges	$71,533	$70,687	$146,245	$133,832

Ratio of earnings to fixed charges	2.24	2.43	2.17	2.52

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES